EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Expressed in Canadian Dollars)
(Unaudited)

1600 – 570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Expressed in Canadian Dollars)

	Notes	September 30, 2013	December 31, 2012

ASSETS

Current assets
Cash and cash equivalents		$30,563,955	$28,991,606
Receivables		18,270,243	16,229,242
Deposits and prepaid expenses		158,629	282,277
		48,992,827	45,503,125

Non-current assets
Restricted cash	3	1,208,000	1,139,000
Property, plant and equipment		6,704,533	4,670,846
Mineral interests	3	674,869,350	596,158,842
		682,781,883	601,968,688

Total Assets		$731,774,710	$647,471,813

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$13,548,868	$15,437,434
Flow through premium		601,862	-
		14,150,730	15,437,434
Non-current liabilities
Decommissioning and restoration provision		1,815,821	1,179,537
Deferred income tax liability		15,037,298	9,600,910
Total liabilities		31,003,849	26,217,881

EQUITY

Share capital	4	707,534,586	623,469,609
Share based payment reserve	4	51,558,722	44,529,084
Deficit		(58,322,447)	(46,744,761)
Total equity		700,770,861	621,253,932

Total Equity and Liabilities		$731,774,710	$647,471,813

Subsequent events	6

These condensed consolidated interim financial statements are authorized for issuance by the Board of Directors on November 7, 2013

On behalf of the Board:
“Ross A. Mitchell”	“C. Noel Dunn”
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2013	2012	2013	2012

EXPENSES

Amortization		$13,525	$95,711	$48,352	$202,844
Consulting		19,938	19,749	42,188	59,101
General and administrative		203,228	187,069	613,213	528,513
Insurance		80,449	74,426	234,174	234,932
Investor relations		197,555	215,862	690,876	629,521
Listing fees		57,203	244,068	540,413	753,319
Professional fees		66,275	107,923	256,916	422,245
Salaries		380,907	297,985	1,077,489	973,349
Share-based compensation	4	825,427	763,469	4,069,989	4,570,692
Travel and accommodation		30,885	125,056	136,563	221,700

Loss before other items		1,875,392	2,131,318	7,710,173	8,596,216

OTHER ITEMS

Accretion of decommissioning and restoration provision		8,326	7,465	21,985	9,851
Interest income		(95,718)	(215,808)	(333,969)	(451,209)

Loss before taxes		1,788,000	1,922,975	7,398,189	8,154,858

Deferred income tax expense		802,861	1,289,652	4,179,497	2,993,260

Net loss and comprehensive loss for the period		$2,590,861	$3,212,627	$11,577,686	$11,148,118
Basic and diluted loss per common share		$0.03	$0.03	$0.12	$0.12
Weighted average number of common shares outstanding		103,004,287	94,140,136	99,774,627	90,977,048

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in Canadian Dollars)

		Nine months ended September 30,
	Notes	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		$(11,577,686)	$(11,148,118)
Items not affecting cash:
Accretion of decommissioning and restoration provision		21,985	9,851
Amortization		48,352	202,844
Deferred income tax expense		4,179,497	2,993,260
Share-based compensation	4	4,069,989	4,570,692
Change in non-cash working capital items:
Receivables		26,772	(102,256)
Prepaid expenses		123,648	290,032
Due from Silver Standard Resources Inc.		-	501,989
Accounts payable and accrued liabilities		(743,934)	(1,417,810)

Net cash used in operating activities		(3,851,377)	(4,099,516)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued, net	4	85,923,730	117,216,301
Proceeds from exercise of stock options		-	128,641

Net cash generated by financing activities		85,923,730	117,344,942

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral interests	3	(77,366,301)	(74,438,316)
Purchase of property, plant and equipment		(3,064,703)	(1,634,941)
Restricted cash		(69,000)	(760,245)

Net cash used in investing activities		(80,500,004)	(76,833,502)

Change in cash and cash equivalents for the period		1,572,349	36,411,924

Cash and cash equivalents, beginning of period		28,991,606	16,447,223

Cash and cash equivalents, end of period		$30,563,955	$52,859,147

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
 (Unaudited – Expressed in Canadian Dollars)

		Common shares
	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2011		86,860,086	$511,262,747	$30,747,469	$(31,501,737)	$510,508,479
Shares issued under flow-through agreement		2,400,000	36,837,000	-	-	36,837,000
Shares issued under prospectus offering		5,554,500	80,540,250	-	-	80,540,250
Share issue costs		-	(7,148,948)	-	-	(7,148,948)
Deferred income tax on share issuance costs		-	1,751,893	-	-	1,751,893
Value assigned to options vested		-	-	9,135,705	-	9,135,705
Shares issued upon exercise of options, for cash		13,050	128,641	-	-	128,641
Transfer from contributed surplus on exercise of options		-	62,706	(62,706)	-	-
Comprehensive loss for the period		-	-	-	(11,148,118)	(11,148,118)
Balance – September 30, 2012		94,827,636	$623,434,289	$39,820,468	$(42,649,855)	$620,604,902
Balance – December 31, 2012		94,827,636	$623,469,609	$44,529,084	$(46,744,761)	$621,253,932
Shares issued under flow-through agreement	4	3,373,550	35,914,742	-	-	35,914,742
Shares issued under private placement	4	6,849,864	49,999,993	-	-	49,999,993
Share issue costs	4	-	(2,499,673)	-	-	(2,499,673)
Deferred income tax on share issuance costs		-	649,915	-	-	649,915
Value assigned to options vested	4	-	-	7,029,638	-	7,029,638
Comprehensive loss for the period		-	-	-	(11,577,686)	(11,577,686)
Balance – September 30, 2013		105,051,050	$707,534,586	$51,558,722	$(58,322,447)	$700,770,861

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of the Company’s registered office is 1600 – 570 Granville St., Vancouver, BC, V6C 3P1.

The Company owns the Brucejack and Snowfield Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of advancing the Brucejack Project, which has been determined to contain economically recoverable mineral reserves as communicated through our National Instrument 43-101 compliant “Feasibility Study and Technical Report for the Brucejack Project”, and exploring the Snowfield Project.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Projects.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, these Financial Statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. These financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2012.

b)	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

•	Impairment

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired.  External sources of information include changes in the market, and the economic and legal environment in which the Company operates.  Internal sources of information include the manner in which mineral interests are being used or are expected to be used.  Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of September 30, 2013.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

3.	MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

	Nine months ended September 30, 2013
	Brucejack	Snowfield	Total

Acquisition
Balance, beginning of period	$142,949,319	$309,067,638	$452,016,957
Additions in the period	158,091	-	158,091
Balance, end of period	$143,107,410	309,067,638	452,175,048

Exploration
Balance, beginning of period	$143,602,828	$539,057	$144,141,885
Costs incurred in the period
Project	56,471,327	-	56,471,327
Engineering and Permitting	8,618,724	-	8,618,724
Temporary Road and Bridges	11,612,463	-	11,612,463
Other	9,582,161	6,050	9,588,211
Recoveries	(7,738,308)	-	(7,738,308)
Balance, end of period	$222,149,195	545,107	222,694,302
Balance, September 30, 2013	$365,256,605	$309,612,745	$674,869,350

	Year ended December 31, 2012
	Brucejack	Snowfield	Total

Acquisition
Balance, beginning of year	$142,888,167	$309,064,110	$451,952,277
Additions in the year	61,152	3,528	64,680
Balance, end of year	$142,949,319	$309,067,638	$452,016,957

Exploration
Balance, beginning of year	$38,531,290	$278,902	$38,810,192
Costs incurred in the year
Project	73,499,033	-	73,499,033
Feasibility	8,472,876	270,381	8,743,257
Temporary Road and Bridges	22,214,796	-	22,214,796
Other	9,778,833	(10,226)	9,768,607
Recoveries	(8,894,000)	-	(8,894,000)
Balance, end of year	$143,602,828	$539,057	$144,141,885
Balance, December 31, 2012	$286,552,147	$309,606,695	$596,158,842

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

3.	MINERAL INTERESTS (Cont’d)

Snowfield and Brucejack Projects

In relation to the Brucejack Project, the Company has $1,208,000 of restricted cash comprised of $889,000 in the form of Guaranteed Investment Certificates (“GIC’s”) as security deposits with various government agencies in relation to close down and restoration provisions for the Projects, $250,000 in the form of a letter of credit which represents the cash collateral to a vendor in respect of high purchasing volume and $69,000 in the form of a GIC with the bank as a security deposit for a corporate credit card.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

4.	CAPITAL AND RESERVES

Authorized Share Capital

On February 15, 2013, the Company closed a private placement of 361,300 Investment Tax Credit flow-through common shares at a price of $13.84 per flow-through share and 1,287,250 Canadian Exploration Expense flow-through common shares at a price of $12.43 per flow-through share for aggregate proceeds of $21,000,910.  The Company bifurcated the gross proceeds between share capital of $19,337,492 (before share issue costs of $1,477,429) and flow-through share premium of $1,663,418.

On April 26, 2013, the Company closed a private placement of 5,780,346 common shares at a price of $6.92 per common share for gross proceeds of approximately $40 million.

On September 5, 2013, the Company closed a private placement of 1,725,000 flow-through common shares at a price of $10.10 per flow-through share for aggregate proceeds of $17,422,500.  The Company bifurcated the gross proceeds between share capital of $16,577,250 (before share issue costs of $957,476) and flow-through share premium of $845,250.

On September 6, 2013, the Company closed a private placement of 1,069,518 common shares at a price of $9.35 per common share for gross proceeds of approximately $10 million.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

4.	CAPITAL AND RESERVES (Cont’d)

Share Option Plan

Expiry date	Exercise price ($)	December 31, 2012	Granted	Exercised /Forfeited	September 30, 2013	Exercisable
December 21, 2015	6.00	2,725,000	-	(150,000)	2,575,000	2,575,000
January 28, 2016	6.10	1,575,000	-	-	1,575,000	1,575,000
February 10, 2016	8.73	100,000	-	(50,000)	50,000	50,000
March 16, 2016	11.01	645,000	-	-	645,000	645,000
August 11, 2016	9.55	113,750	-	-	113,750	113,750
November 2, 2016	9.73	275,000	-	-	275,000	275,000
December 15, 2016	11.78	1,433,200	-	(55,000)	1,378,200	1,378,200
January 24, 2017	16.40	115,000	-	-	115,000	115,000
March 8, 2017	17.46	10,000	-	-	10,000	10,000
April 6, 2017	14.67	20,000	-	-	20,000	15,000
May 10, 2012	13.50	10,000	-	-	10,000	7,500
May 14, 2012	14.71	75,000	-	-	75,000	56,250
July 19, 2017	13.54	100,000	-	-	100,000	75,000
December 12, 2017	13.70	1,345,000	-	(45,000)	1,300,000	650,000
March 5, 2018	7.56	-	35,000	(20,000)	15,000	7,500
May 17, 2018	6.40	-	150,000	-	150,000	37,500
August 1, 2018	8.64	-	90,000	-	90,000	22,500
September 27, 2018	7.20	-	25,000	-	25,000	6,250
		8,541,950	300,000	(320,000)	8,521,950	7,614,450

Weighted average exercise price		$9.13	$7.20	$8.60	$9.08	$8.65
Weighted average remaining contractual life (years)					2.89

The total stock option expense for the nine month period ended September 30, 2013 is $7,029,639 of which $4,069,989 has been expensed in the statement of comprehensive loss and $2,959,650 has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the nine month periods ended September 30, 2013 and September 30, 2012 using the Black-Scholes option pricing model:

	Nine months ended September 30
	2013	2012
Risk-free interest rate	1.33%	1.32%
Expected volatility	66.72%	67.81%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

5.	RELATED PARTIES

Transactions with directors and key management personnel

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Salaries and management fees	$306,500	$274,000	$910,571	$822,000
Share based compensation	586,943	655,662	3,339,799	4,047,312
Total management compensation	$893,443	$929,662	$4,250,370	$4,869,312

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield Projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, BC

6.	SUBSEQUENT EVENTS

a)	Canadian Class Action

The Company is aware of two proposed class actions filed against the Company and certain of its officers and directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”). The plaintiffs seek certification of the actions as class actions on behalf of a class of persons, wherever they reside, who acquired the Company’s securities commencing on November 20, 2012 (in the case of the Tahzibi Action) or November 22, 2012 (in the case of the Wong Action) and ending on October 22, 2013.

The plaintiffs allege that certain of the Company’s continuous disclosure documents filed in Canada from November 20, 2012 through September 23, 2013 contained misrepresentations or omissions regarding Brucejack, including the probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona Mineral Services Ltd.  The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts. The plaintiffs seek general damages of $250 million (in the Wong Action) and $60 million (in the Tahzibi Action) as well pre- and post-judgment interest and costs.

The Company believes the allegations made against it in the Wong and Tahzibi actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of such proceedings.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect the Company’s financial position. The Company intends to contest any such litigation claims to the extent of any available defences. However, it is not possible to predict the final outcome of any current litigation or additional litigation to which the Company may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition could be material.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars)

6.	SUBSEQUENT EVENTS (Cont’d)

b)	United States Class Actions

On October 25, 2013, two cases were filed in the United States (by plaintiffs Tim Kosowski and Randall Damgar, respectively) against the Company and certain of its officers and directors (respectively, the “Kosowski Action” and the “Damgar Action”).  These cases are both pending in the federal district court for the Southern District of New York.  On October 29, 2013, a third case was filed in the United States (by plaintiff Dennis Sweeney) and also is pending in the federal district court for the Southern District of New York (the “Sweeney Action”).  The lawsuits allege that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Company’s Brucejack Project.

The Kosowski Action was brought on behalf of shareholders who acquired or sold the Company’s securities between January 9, 2012 and October 21, 2013.  The Damgar Action was brought on behalf of shareholders who acquired or sold the Company’s securities between November 20, 2012 and October 21, 2013.  The Sweeney Action was brought on behalf of shareholders who acquired or sold the Company’s securities between January 19, 2011 and October 21, 2013.

The Company believes the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.